Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)

                                                          Date: October 18, 2005

     On October 18, 2005, the New York Stock Exchange, Inc. issued the following bulletin to its members:

                                      * * *

                           Special Membership Bulletin

                [Letterhead of the New York Stock Exchange, Inc.]


FROM:        Marshall N. Carter and John A. Thain

DATE:        October 18, 2005

RE:          Solicitation of NYSE Members by D.F. King


Numerous members have contacted us with questions about a mailing they received from D.F. King, a proxy soliciting firm. The October 14 mailing, entitled "Member Survey Regarding Proposed Merger of NYSE and Archipelago Holdings, Inc.," is an unusual "survey" of the membership and indicates that it is a prelude to a potential proxy solicitation against the current merger with Archipelago. Those who have hired D.F. King have chosen not to identify themselves. It is possible D.F. King will also attempt to call you to solicit your support and encourage you to respond to their "survey." Please be aware that DOCUMENTS AND PHONE SOLICITATIONS YOU MAY RECEIVE FROM D.F. KING ARE NOT FROM THE NYSE AND YOU HAVE NO OBLIGATION TO RESPOND TO D.F. KING.

We consider this survey to be an attempt to distract, confuse, and mislead our Members as we move to close the Archipelago merger. Your Board and management strongly believe Members' interests are best served by the merger, which makes NYSE Members the controlling owners of a for-profit, publicly-traded exchange with a broad product mix and new opportunities for revenue growth. We have made clear that we do not seek capital or a minority investor and that we are not seeking to sell the NYSE. You will have the opportunity to vote on the Archipelago merger very soon, and we continue to make progress on the various regulatory approvals required before we can send you an S-4 and schedule a member meeting.

The D.F. King materials erroneously suggest that the NYSE could take steps to actively explore a hypothetical alternative transaction while simultaneously pursuing the Archipelago merger. This suggestion is simply wrong, as we and Archipelago, as is customary in merger agreements, are obliged not to solicit or discuss other offers except in response to a "superior proposal." These terms are very clearly described in the section of the S-4 entitled "No Solicitations of Alternative Transactions." As we reported to you at our October 6 membership meeting, no party has made a proposal for an alternative transaction to the NYSE, superior or otherwise.

YOU ARE UNDER NO OBLIGATION TO RESPOND TO THIS "SURVEY."

We will continue to keep you informed of developments. Should you have any questions about any mailings or phone solicitations you may receive, please call the Office of the Corporate Secretary at (212) 656-2062.


cc:       NYSE Board of Directors

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

        In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

        Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This Memo shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

        Certain statements in this Memo may contain forward-looking information regarding Archipelago Holdings, the New York Stock Exchange ("NYSE") and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and NYSE, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago's and NYSE's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com.

        You should not place undue reliance on forward-looking statements, which speak only as of the date of this Memo. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Memo.